Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:
Name and Address of Company

Denison Mines Corp. (“Denison” or the “Company”)
1100 – 40 University Avenue
Toronto, ON M5J 1T1

Item 2:
Dates of Material Change

March 25, 2020 and March 26, 2020

Item 3:
News Release

A news release announcing the material change was disseminated on each of March 25, 2020 and March 26, 2020 through the facilities of CNW Group (Cision), copies of which have been filed under Denison’s profile on SEDAR.

Item 4:
Summary of Material Change

On March 25, 2020, Denison announced it was undertaking an overnight marketed public offering of common shares of the Company (the "Offered Shares") for minimum gross proceeds of US$4.0 million (the "Offering").

On March 26, 2020, it announced that it had entered into an underwriting agreement with a syndicate of underwriters co-led by Cantor Fitzgerald Canada Corporation, as sole bookrunner, and Haywood Securities Inc., and including BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp. and Raymond James Ltd. (collectively the “Underwriters”) to sell 25,000,000 Common Shares at a price of US$0.20 per share (the “Offering Price”) for gross proceeds of US$5 million

Item 5:
Full Description of Material Change

5.1 Full Description of Material Change

On March 25, 2020, Denison announced it was undertaking an overnight marketed public offering of the Offered Shares for minimum gross proceeds of US$4.0 million.

On March 26, 2020, it announced that it had entered into an underwriting agreement with the Underwriters to sell 25,000,000 Common Shares at the Offering Price for gross proceeds of US$5 million

The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from and including the closing of the Offering, to purchase up to an additional 3,750,000 Common Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total gross proceeds to the Company will be US$5.75 million.

The Company will pay the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, at the closing of the Offering.

The Offered Shares will be offered by way of a short form prospectus in all provinces of Canada (other than Quebec), and will be offered in the United States pursuant to a prospectus filed as part of a registration statement under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement on Form F-10 relating to these securities has been filed with the United States Securities and Exchange Commission (the “SEC”) but has not yet become effective.

The Offering is expected to close on or about April 9, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including, but not limited to, the approval of the Toronto Stock Exchange and the NYSE American stock exchange. Proceeds of the Offering are anticipated to be used to fund Denison’s business activities planned for the remainder of 2020 and into 2021, as well as for general working capital purposes, as more fully described in the preliminary short form prospectus.

The preliminary short form prospectus is available on SEDAR at www.sedar.com. The registration statement on Form F-10, including the U.S. form of the preliminary short form prospectus, is available on the SEC’s website at www.sec.gov. Alternatively, a written prospectus relating to the Offering may be obtained upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:
Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:

Omitted Information

Not applicable

Item 8:
Executive Officer

For further information, please contact David Cates, President & Chief Executive Officer, at (416) 979-1991 Ext. 362.

Item 9:
Date of Report

March 31, 2020

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this report constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this report contains forward-looking information pertaining to the following: the Offering, and the proposed terms and completion thereof; the proposed use of proceeds of the Offering, assuming its completion; evaluation and development plans and objectives; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may not be able to complete the Offering on the terms herein described or at all, which could have significant impacts on Denison and its ability to continue as a going concern. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading ‘Risk Factors’. These factors are not, and should not, be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this report is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this report. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this report to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.